February 3, 2021

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, NW
Judiciary Plaza
Washington, DC  20549

Re:	JNL Series Trust; File Nos. 33-87244 and 811-8894
JNL Investors Series Trust; File Nos. 333-43300 and 811-10041
(Collectively referred to as the “Assureds”)

Dear Sir/Madam:

On behalf of the Assureds, enclosed for electronic filing pursuant to Rule 40-17g1 of the Investment Company Act of 1940, as amended, please find Exhibits 99-1 through 99-4, which meet the requirements of Rule 40-17g1(a) through (e), as follows:

(a)
A copy of the Investment Company Blanket Bond (“Fidelity Bond”) insuring the above referenced Assureds, in the amount of $6 million, effective January 1, 2021, issued by ICI Mutual Insurance Company (Exhibit 99-1);

(b)
A copy of the Secretary Certificate reflecting the approval of the resolution of a majority of Trustees of the Board of the Assureds who are not “interested persons” of the Trusts, approving the amount, type, form, coverage and policy period extension of the Bond (Exhibit 99-2);

(c)
A statement showing the amount of a single insured bond, which each Assured would have been required to provide and maintain had each Assured not been named as a joint insured under the Bond (Exhibit 99-3);

(d)	Premiums for the Bond have been paid for the policy period January 1, 2021 through January 1, 2022; and
(e)	A copy of the executed Joint Fidelity Bond Agreement between the Assureds in accordance with Rule 40-17g1(f) (Exhibit 99-4).

If there are any questions regarding this filing, please contact the undersigned at (312) 730-9730.

Sincerely yours,

/s/ Emily J. Bennett

Emily J. Bennett
Assistant Secretary

Enclosures